SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

LG Display Co., Ltd.

(f/k/a LG.Philips LCD Co., Ltd.)

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

Q1 08 Earnings Results

I. Performance in Q1 2008 – Korean GAAP Consolidated Financial Data

	(Unit: KRW B)

Item	Q1 08	Q4 07	Q1 07	QoQ	YoY
Quarterly Results
Revenues	4,036	4,322	2,722	-6.6%	48.3%
Operating Income	881	869	-208	1.4%	—
Ordinary Income	915	1,006	-246	-9.0%	—
Net Income	717	760	-169	-5.7%	—

II. IR Event of Q1 2008 Earnings Results

1. Provider of Information:	IR Communication team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q1 08 Earnings Results of LG Display

4. Date & Time:	4:30 p.m. (Korea Time) on April 10, 2008 in Korean
9:00 p.m. (Korea Time) on April 10, 2008 in English

5. Venue & Method:	1) Earnings release conference in Korean:

—Auditorium, B1 floor, LG Twin Tower East Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:

—Please refer to IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:

Kanghee Kim, Assistant, Financing Team
(82-2-3777-1665)

3) Relevant Team: IR Communication team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation material for Q1 08 Earnings Results is attached as an appendix and accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q1 08 are unaudited. They are provided for the convenience of investors and can be subject to change.

*	The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

	(Unit: KRW B)

Item	Q1 08	Q4 07	Q1 07	QoQ	YoY
Quarterly Results
Revenues	4,036	4,322	2,722	-6.6%	48.3%
Operating Income	892	864	-205	3.2%	—
Ordinary Income	886	998	-242	-11.2%	—
Net Income	673	750	-169	-10.3%	—

Korean GAAP non-consolidated information

	(Unit: KRW B)

Item	Q1 08	Q4 07	Q1 07	QoQ	YoY
Quarterly Results
Revenues	4,182	4,314	2,606	-3.1%	60.5%
Operating Income	948	881	-237	7.6%	—
Ordinary Income	978	1,012	-251	-3.4%	—
Net Income	761	760	-169	0.1%	—

Attached:	1) Press Release

2) Presentation Material

Attachment 1. Press Release

LG DISPLAY REPORTS FIRST QUARTER 2008 RESULTS

SEOUL, Korea – April 10, 2008 – LG Display [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended March 31, 2008. Amounts in Korean Won (KRW) are translated into US dollars (USD) at the noon buying rate in effect on March 31, 2008, which was KRW 988.60 per US dollar.

•

Sales in the first quarter of 2008 decreased by 7% to KRW 4,036 billion (USD 4,083 million) from sales of KRW 4,322 billion (USD 4,372 million) in the fourth quarter of 2007 and increased by 48% compared to KRW 2,722 billion (USD 2,753 million) in the first quarter of 2007

•

Operating profit in the first quarter of 2008 was KRW 881 billion (USD 891 million) compared to an operating profit of KRW 869 billion (USD 879 million) in the fourth quarter of 2007, and an operating loss of KRW 208 billion (USD 210 million) in the first quarter of 2007.

•

EBITDA in the first quarter of 2008 was KRW 1,600 billion (USD 1,618 million), a decrease of 10% from KRW 1,775 billion (USD 1,795 million) in the fourth quarter of 2007 and a year-on-year increase of 211% from KRW 515 billion (USD 521 million) in the first quarter of 2007.

•

Net income in the first quarter of 2008 was a profit of KRW 717 billion (USD 725 million) compared to a profit of KRW 760 billion (USD 769 million) in the fourth quarter of 2007 and a loss of KRW 169 billion (USD 171 million) in the first quarter of 2007.

Young Soo Kwon, CEO of LG Display, said, “Last quarter was a notable quarter for us. Our performance was encouraging despite the seasonally slow market condition. In addition, we have changed our corporate name from “LG.Philips LCD Co., Ltd.” to “LG Display Co., Ltd.” and transit into a single Representative Director’s organization at the Annual General Meeting according to the change in corporate governance following the reduction of Philips’ equity. The new name reflects our intention to expand our business scope and diversify the business model for sustainable growth in the future. While there were changes in our corporate governance, we remain committed to maintain our integrity, being transparent and consistent, accompanied by our competent Directors in the Board.”

“As part of our ongoing efforts to enhance our strength and to successfully implement a profitable growth strategy in this dynamic industry, we have been seeking various possibilities for forming strategic alliances, which are gradually bearing fruits. For instance, we have recently signed a cross license agreement with Kodak for AMOLED business. Also, Skyworth agreed to invest in our Guangzhou module plant. Furthermore, we have a plan to set up an R&D Joint Venture with Skyworth for developing LCD TV especially for Chinese customers. Going forward, we remain committed to achieve sustainable growth by emphasizing collaboration with our customers and investing in technology leadership, ultimately generating greater shareholder value.” Mr. Kwon concluded.

First Quarter Financial Review

Revenue and Cost

Revenue for the three-month period ended March 31, 2008, increased by 48% to KRW 4,036 billion (USD 4,083 million) from KRW 2,722 billion (USD 2,753 million) for the corresponding period of 2007. TFT-LCD panels for TVs, monitors, notebook PCs and other applications accounted for 44%, 26%, 24% and 6%, respectively, on a revenue basis in the first quarter of 2008.

Overall, the Company shipped a total of 3.2 million square meters of net display area in the first quarter of 2008, a decrease of 7% quarter-on-quarter. The average selling price per square meter of net display area shipped was USD 1,339, which was a decrease of approximately 3% compared to the average of the fourth quarter of 2007. The ending average selling price per square meter was USD 1,323, a decrease of approximately 4% compared to the end of the fourth quarter of 2007.

For the first quarter of 2008, the cost of goods sold per square meter of net display area shipped in Korean Won basis decreased by 2% to KRW 932 thousand (USD 943) from the fourth quarter of 2007. In terms of USD basis, it was a decrease of 6% Quarter on Quarter.

Liquidity

Cash and cash equivalents including short term financial instruments of LG Display were KRW 2,988 billion (USD 3,022 million) as of March 31, 2008. Total debt was KRW 4,015 billion (USD 4,061 million), and the net debt-to-equity ratio was 12% as of March 31, 2008, compared to 17% as of December 31, 2007.

Capital Spending

Capital investment outlay in fixed assets during the first quarter of 2008 was KRW 233 billion (USD 236 million) compared to KRW 495 billion (USD 501 million) in the first quarter of 2007. On a delivery base, it was KRW 444 billion (USD 449 million)

Capacity

Total production input capacity on an area basis decreased approximately 1% in the first quarter. It was mainly due to retooling and debottlenecking activities we conducted throughout our fabs in order to maximize our input capacity and shipment.

Outlook

The following expectations are based on information as of April 10, 2008. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

James Jeong, the newly appointed CFO of LG Display, commented,

“Generally, our performance in the first quarter of 2008 came in better than the guidance provided last quarter, which has proven that we have become a more value driven company.”

“Looking ahead, we expect our total shipments to increase by a mid teens percentage with a mid single digit declining average ASP per square meter. Our COGS reduction per square meter basis is expected to decrease by a low single digit percentage in the second quarter. Our CAPEX for this year remains at 3 trillion Korean Won which will be utilized mainly for Gen 8 facilities and production efficiency enhancement for existing facilities.” Mr. Jeong concluded.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on April 10, 2008, at 4:30 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1F) in 20 Yoido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 for both callers in Korea and callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG Display web site: http://www.lgdisplay.com.

Investors can listen to the conference call via the Internet at http://www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 132104#.

About LG Display

LG Display Co., Ltd [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays.

The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG Display currently operates seven fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 22,000 employees operating in ten countries around the world.

Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:
John Kim
LG Display
Tel: +822-3777-1010
Email: jonghkim@lgphilips-lcd.com

Media Contacts:
Bang-Soo Lee, VP, Public Affairs & PR	Ellie Choo, Manager, PR Team
LG.Philips LCD	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1020
Email: bsleeb@lgdisplay.com	Email: elfy@lgdisplay.com

LG Display

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2008		2007
	Three months ended Mar 31		Three months ended Dec 31		Three months ended Mar 31
REVENUES	4,035,611	100%	4,321,864	100%	2,722,456	100%
Cost of goods sold	(2,972,932)	-74%	(3,239,956)	-75%	(2,771,645)	-102%

GROSS PROFIT	1,062,679	26%	1,081,908	25%	(49,189)	-2%
Selling, general & administrative	(181,580)	-4%	(213,126)	-5%	(158,413)	-6%

OPERATING INCOME	881,099	22%	868,782	20%	(207,602)	-8%
Interest income	39,259	1%	21,264	0%	8,435	0%
Interest expense	(39,657)	-1%	(45,719)	-1%	(49,100)	-2%
Foreign exchange gain (loss), net	25,487	1%	44,197	1%	4,954	0%
Others, net	8,636	0%	117,504	3%	(2,679)	0%

Total other income (expense)	33,725	1%	137,246	3%	(38,390)	-1%

INCOME BEFORE TAX	914,824	23%	1,006,028	23%	(245,992)	-9%
Income tax (expense) benefit	(198,175)	-5%	(246,120)	-6%	77,393	3%

NET INCOME(LOSS)	716,649	18%	759,908	18%	(168,599)	-6%

- These financial statements are provided for informational purposes only.

LG Display

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2008		2007
	Mar 31		Dec 31
ASSETS
Current assets:
Cash and cash equivalents	1,008,362	7%	1,196,423	9%
Short term financial instruments	1,980,000	13%	785,000	6%
Trade accounts and notes receivable	2,613,982	17%	2,339,690	17%
Inventories	1,031,007	7%	823,924	6%
Other current assets	651,701	4%	601,096	4%
Total current assets	7,285,052	48%	5,746,133	42%

Investments and other non-current assets	440,447	3%	382,068	3%
Property, plant and equipment, net	7,384,831	48%	7,528,523	55%
Intangible assets, net	127,368	1%	123,111	1%

Total assets	15,237,698	100%	13,779,835	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	975,730	6%	413,742	3%
Trade accounts and notes payable	1,064,496	7%	994,701	7%
Other payables and accrued liabilities	1,280,996	8%	992,779	7%

Total current liabilities	3,321,222	22%	2,401,222	17%

Long-term debt	3,038,585	20%	2,991,932	22%
Other non-current liabilities	120,414	1%	97,222	1%

Total liabilities	6,480,221	43%	5,490,376	40%

Common Stock and additional paid-in capital	4,100,150	27%	4,100,150	30%
Retained Earnings	4,631,687	30%	4,183,400	30%
Other comprehensive income	25,554	0%	5,823	0%
Controlling Interest equity	8,757,391	57%	8,289,373	60%
Minority Interest equity	86	0%	86	0%
Total shareholders’ equity	8,757,477	57%	8,289,459	60%

Total liabilities and shareholders’ equity	15,237,698	100%	13,779,835	100%

- These financial statements are provided for informational purposes only.

LG Display

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2008	2007
	Three months ended Mar 31	Three months ended Dec 31	Three months ended Mar 31
Net Income	716,649	759,908	(168,599)
Depreciation	670,771	726,052	708,498
Amortization	14,132	18,809	11,538
Others	83,085	290,803	(118,640)

Operating Cash Flow	1,484,637	1,795,572	432,797
Net Change in Working Capital*	(411,580)	(149,348)	(105,752)

Change in accounts receivable	(274,292)	(81,145)	(33,294)
Change in inventory	(207,083)	81,878	(25,318)
Change in accounts payable	69,795	(150,081)	(47,140)

Cash Flow from Operation	1,073,057	1,646,224	327,045
Cash Flow from Investing	(1,525,113)	(1,050,619)	(491,830)

Acquisition of property, plant and equipment	(222,496)	(266,290)	(492,969)
(Delivery)	(444,061)	(281,134)	(344,774)
(Other account payables)	221,565	14,844	(148,195)
Intangible assets investment	(10,793)	(3,079)	(2,057)
Others	(1,291,824)	(781,250)	3,196

Cash Flow before Financing	(452,056)	595,605	(164,785)
Cash Flow from Financing Activities	532,357	(1,055,601)	190,374
Dividend	(268,362)	0	0

Net Cash Flow	(188,061)	(459,996)	25,589

* Working Capital consist of net change of AR, Inventory & AP

- Working Capital includes F/X effect

- These financial statements are provided for informational purposes only.

LG Display

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2008		2007
	Three months ended Mar 31		Three months ended Dec 31		Three months ended Mar 31
REVENUES	4,035,611	100%	4,321,864	100%	2,722,456	100%
Cost of goods sold	(2,964,562)	-73%	(3,226,799)	-75%	(2,758,941)	-101%

GROSS PROFIT	1,071,049	27%	1,095,065	25%	(36,485)	-1%
Selling, general & administrative	(179,139)	-4%	(231,004)	-5%	(168,288)	-6%

OPERATING INCOME	891,910	22%	864,061	20%	(204,773)	-8%
Interest income	39,517	1%	21,264	0%	8,435	0%
Interest expense	(35,490)	-1%	(64,288)	-1%	(46,976)	-2%
Foreign exchange gain (loss), net	(15,661)	0%	43,452	1%	(2,335)	0%
Others, net	5,380	0%	133,660	3%	3,163	0%

Total other income (expense)	(6,254)	0%	134,088	3%	(37,713)	-1%

INCOME BEFORE TAX	885,656	22%	998,149	23%	(242,486)	-9%
Income tax (expense) benefit	(212,514)	-5%	(248,506)	-6%	73,245	3%

NET INCOME(LOSS)	673,142	17%	749,643	17%	(169,241)	-6%

- These financial statements are provided for informational purposes only (Unaudited).

LG Display

CONSOLIDATED BALANCE SHEETS

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2008 Mar 31		2007 Dec 31
ASSETS
Current assets:
Cash and cash equivalents	1,008,362	7%	1,196,423	9%
Short term financial instruments	1,980,000	13%	785,000	6%
Trade accounts receivable	2,613,982	17%	2,339,690	17%
Inventories	1,031,007	7%	823,924	6%
Other current assets	662,306	4%	609,339	4%
Total current assets	7,295,657	48%	5,754,376	42%

Investments and other non-current assets	504,417	3%	421,183	3%
Property, plant and equipment, net	7,448,961	49%	7,591,654	55%
Intangible assets, net	62,425	0%	77,487	1%

Total assets	15,311,460	100%	13,844,700	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	975,833	6%	413,896	3%
Trade accounts payable	1,064,496	7%	994,701	7%
Other payables and accrued liabilities	1,334,519	9%	1,040,702	8%

Total current liabilities	3,374,848	22%	2,449,299	18%

Long-term debt	3,118,687	20%	3,044,252	22%
Other non-current liabilities	123,226	1%	102,370	1%

Total liabilities	6,616,761	43%	5,595,921	40%
Common stock and additional paid-in capital	4,041,785	26%	4,038,716	29%
Retained earnings	4,599,072	30%	4,194,291	30%
Other comprehensive income	53,756	0%	15,686	0%
Controlling Interest equity	8,694,613	57%	8,248,693	60%
Minority Interest equity	86	0%	86	0%
Total equity	8,694,699	57%	8,248,779	60%

Total liabilities and shareholders’ equity	15,311,460	100%	13,844,700	100%

- These financial statements are provided for informational purposes only (Unaudited).

LG Display

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2008	2007
	Three months ended Mar 31	Three months ended Dec 31	Three months ended Mar 31
Net Income	673,142	749,643	(169,241)
Depreciation	663,877	727,209	709,866
Amortization	14,085	9,148	1,877
Others	133,533	310,732	(109,018)

Operating Cash Flow	1,484,637	1,796,732	433,484
Net Change in Working Capital*	(411,580)	(150,508)	(106,439)

Change in accounts receivable	(274,292)	(81,145)	(33,294)
Change in inventory	(207,083)	80,718	(26,005)
Change in accounts payable	69,795	(150,081)	(47,140)

Cash Flow from Operation	1,073,057	1,646,224	327,045
Cash Flow from Investing	(1,525,113)	(1,050,619)	(491,830)

Acquisition of property, plant and equipment	(222,496)	(266,290)	(492,969)
(Delivery)	(444,061)	(281,134)	(344,774)
(Other account payables)	221,565	14,844	(148,195)
Intangible assets investment	(10,793)	(3,079)	(2,057)
Others	(1,291,824)	(781,250)	3,196

Cash Flow before Financing	(452,056)	595,605	(164,785)
Cash Flow from Financing Activities	532,357	(1,055,601)	190,374
Dividend	(268,362)	0	0

Net Cash Flow	(188,061)	(459,996)	25,589

* Working capital consists of net change of AR, inventory & AP.

- Working capital includes F/X effect.

- These financial statements are provided for informational purposes only (Unaudited).

LG Display

Net Income Reconciliation to US GAAP

(In millions of KRW)

	2008 Q1	2007 Q4
Net Income under K GAAP	716,649	759,908
US GAAP Adjustments	(43,507)	(10,265)
Depreciation of PP&E	(655)	(655)
Amortization of IPR	9,661	10,937
Adjustment of AR discount loss	2,109	(1)
Capitalization of financial interests	(1,979)	(80)
Inventory Valuation effect of US GAAP Adjustments	0	(116)
Pension expense	(16)	(106)
Income tax effect of US GAAP Adjustments	(14,744)	(2,388)
ESOP	(738)	(738)
Convertible bonds (including FX valuation)	(28,605)	(9,882)
Stock appreciation right	2,801	381
Cash flow hedge	(18,471)	(7,400)
HannStar available-for-sales security	7,796	0
Others	(666)	(217)

Net Income under US GAAP	673,142	749,643

Attachment 2. Presentation Material

Q1 ’08 Earnings Results

April 10, 2008

Disclaimer

This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel; and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

This presentation also includes information regarding our historical financial performance through March 31, 2008, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by United States Securities and Exchange Commission rules. As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgdisplay.com under the file name Q1 2008 Earnings Results Presentation.

Q1 ’08 Earnings Results

Income Statement

KRW b Q1 ’08 Q4 ’07 Q1 ’07 QoQ Change YoY Change

24 0 (6) 18 18 Net margin

21 (1) 19 41 40 EBITDA margin

30 2 (8) 20 22 Operating margin

28 1 (2) 25

Margin (%)

26 Gross margin

N/A (6%) (169) 760 717 Net income

N/A (9%) (246) 1,006 915 Income before tax

211% (10%) 515 1,775 1,600 EBITDA

N/A 1% (208) 869 881 Operating Income

N/A (2%) (49) 1,082 1,063 Gross Profit

7% (8%) 2,771 3,240 2,973 COGS

48% (7%) 2,722 4,322 4,036 Revenue

Source: Unaudited, Company financials K GAAP (Consolidated)

Balance Sheet

KRW b Q1 ’08 Q4 ’07 Q1 ’07 QoQ Change YoY Change

Assets 15,238 13,780 13,303 11% 15%

Cash* 2,988 1,981 980 51% 205%

Inventory 1,031 824 1,078 25% (4%)

Liabilities 6,480 5,491 6,590 18% (2%)

Short-term debt 976 414 779 136% 25%

Long-term debt 3,039 2,992 3,553 2% (14%)

Shareholders’ equity 8,758 8,289 6,713 6% 30%

Net debt to equity ratio (%) 12 17 50 (5) (38)

Source: Unaudited, Company financials

K GAAP (Consolidated)

* Cash includes short term financial instruments 1,980 in Q1 08’ and 785 in Q4 07’ respectively.

Cash Flow

KRW b Q1’ 08 Q4 ’07 Q1 ’07 QoQ Change YoY Change

Net income 717 760 (169) (43) 886

Depreciation & Amortization 685 745 720 (60) (35)

Others 83 290 (118) (207) 201

Working Capital* (412) (149) (106) (263) (306)

Cash flow from Operation 1,073 1,646 327 (573) 746

Cash flow from Investing** (330) (266) (492) (64) 162

Cash flow before Financing 743 1,380 (165) (637) 908

Other financing activities 532 (1,055) 191 1,587 341

Dividend (268) 0 0 (268) (268)

Net change in cash 1,007 325 26 682 981

Source: Unaudited, Company financials K GAAP (Consolidated)

* Working Capital consists of net change in AR, Inventory & AP

- Working Capital includes F/X effect

** Cash flow from Investing excludes short term financial instruments 1,195 in Q1 ’08 and 785 in Q4 ’07 respectively

Performance Highlights

Shipments and ASP

Total K m² * ASP/m² ** (USD)

0

1000

2000

3000

4000

5000

$1,287 $1,274

$1,364 $1,375

$1,339

$1,000

$1,500

Q1 ’07 Q2 ’07 Q3 ’07 Q4 ’07 Q1 ’08

Display area shipment in K m2 ASP per m2 (USD)

Source: Company financials

*	Net display area shipped

** Quarterly average selling price per square meter of net display area shipped

2,243, 2,822, 3,127, 3,418, 3,188

Revenue: Product Mix

50%

100%

0

TVs Monitors Notebooks Applications

Q3 ‘07

Q4 ‘07

Q1 ‘08

Source: Company financials, USD Base

Q1 ’ 08 Capacity Update

Quarterly input capacity by Area (K m² )

1,021 1,675, 1,742 1,162 1,367 1,430 620 605 639 416 487 490 362 420 426 1,228 1,787 1,228 1,400 549 641 437 501 386 432

P1-P3 P4 P5 P6 P7 0 1,000 2,000 3,000 5,000 4,000 Q1 ’ 07 3,481 Q2 ’07 3,898 Q3 ’07 4,554 Q4 ’07 4,761 4,727 Q1 ’08 Source: Company financials

Cash ROIC

K GAAP (Consolidated)

EBITDA margin

Sales / IC*

Cash ROIC

20%

Q1 ‘07

32%

Q2 ‘07 Q3 ‘07

51%

Q4 ‘07

72%

107%

Q1 ‘07

126%

Q2 ‘07 Q3 ‘07

148%

Q4 ‘07

175%

19%

Q1 ‘07 Q2 ‘07

25%

Q3 ‘07

35%

Q4 ‘07

41%

Q1 ‘08

40%

Q1 ‘08

163% Q1 ‘08

64%

Source: Unaudited, Company financials

* IC (Invested Capital) equals average of net debt and equity for the designated period; Quarterly ratios are annualized

Outlook

Outlook

Q2 ’08

Total Shipment in m2 (QoQ)

Mid teens (%) up

Avg QoQ ASP per m2 (USD)

Mid single digit (%) down

COGS per m2 (USD)

Low single digit (%) down

CAPEX Schedule (KRW)

Approx. 3T

961B 535B 223B 203B 2007

2 T 0.4 T 0.6 T 2008

Future P7 Max Capa Others

Source: Company financials, delivery base

Questions and Answers

Appendix

US GAAP Income Statement

KRW b Q1’08 Q4’07 Q1’07 QoQ Change YoY Change

23 0 (6) 17 17 Net margin

20 (2) 19 41 39 EBITDA margin

30 2 (8) 20 22 Operating margin

28 2 (1) 25 27 Gross margin

N/A (10%) (169) 750 673 Net income

Margin (%)

N/A (11%) (242) 998 886 Income before tax

207% (12%) 509 1,778 1,561 EBITDA

N/A 3% (205) 864 892 Operating Income

N/A (2%) (36) 1,095 1,071 Gross Profit

8% (8%) 2,758 3,227 2,965 COGS

48% (7%) 2,722 4,322 4,036 Revenue

Source: Unaudited, Company financials US GAAP (Consolidated)

US GAAP Balance Sheet

KRW b

Q1 ’08 Q4 ’07 Q1 ’07 QoQ Change YoY Change

Assets

15,311 13,845 13,316 11% 15%

Cash*

2,988 1,981 980 51% 205%

Inventory

1,031 824 1,078 25% (4%)

Liabilities

6,617 5,596 6,618 18% 0%

Short-term debt

976 414 780 136% 25%

Long-term debt

3,119 3,044 3,540 2% (12%)

Shareholders’ equity

8,694 8,249 6,698 5% 30%

Net debt to equity ratio (%)

13 18 50 (5) (37)

Source: Unaudited, Company financials

* Cash includes short term financial instruments 1,980 in Q1 08’ and 785 in Q4 07’ respectively.

US GAAP Cash Flow

KRW b Q1’ 08 Q4 ’07 Q1 ’07 QoQ Change YoY Change

Net income 673 750 (169) (77) 842

Depreciation & Amortization 678 736 711 (58) (33)

Others 134 311 (109) (177) 243

Working Capital* (412) (151) (106) (261) (306)

Cash flow from Operation 1,073 1,646 327 (573) 746

Cash flow from Investing* (330) (266) (492) (64) 162

Cash flow before Financing 743 1,380 (165) (637) 908

Financing activities 532 (1,055) 191 1,587 341

Dividend (268) 0 0 (268) (268)

Net change in cash 1,007 325 26 682 981

Source: Unaudited, Company financials US GAAP (Consolidated)

* Working Capital consists of net change in AR, inventory & AP

- Working Capital includes F/X effect.

** Cash flow from investing excludes short term financial instruments 1,195 in Q1 ’08 and 785 in Q4 ’07 respectively

Net Income Reconciliation to US GAAP

KRW b Q1 “08 Q4 ‘07

Net Income under K GAAP 717 760

US GAAP Adjustments (44) (10)

Depreciation of PP&E (1) (1)

Amortization of IPR 10 11

Adjustment of AR discount loss 2 0

Capitalization of financial interests (2) 0

Income tax effect of US GAAP Adjustments (15) (2)

ESOP (1) (1)

Convertible bonds (including FX valuation) (29) (10)

Stock appreciation right 3 0

Cash flow hedge (18) (7)

HannStar available-for-sales security 8 0

Others (1) 0

Net Income under US GAAP 673 750

Source: Unaudited, Company financials

EBITDA Reconciliation

K GAAP (KRW b)    Q1 ’08    Q4 ’07    Q1 ’07 QoQ Change YoY Change

1. Net Income 717 760 (169) (43) 886

2. Interest Expense 39 45 49 (6) (10)

3. Interest Income (39) (21) (8) (18) (31)

4. Provision (benefit) for Income Taxes 198 246 (77) (48) 275

5. Depreciation of PP&E 671 726 708 (55) (37)

6. Amortization of Intangible Asset 14 19 12 (5) 2

7. Amortization of Debt Issuance Cost 0 0 0 0 0

EBITDA (1+2+3+4+5+6+7) 1,600 1,775 515 (175) 1,085

US GAAP (KRW b) Q1 ’08 Q4 ’07 Q1 ’07 QoQ Change     YoY Change

1. Net Income 673 750 (169) (77) 842

2. Interest Expense 35 65 47 (30) (12)

3. Interest Income (39) (21) (8) (18) (31)

4. Provision (benefit) for Income Taxes 213 248 (73) (35) 286

5. Depreciation of PP&E 664 727 709 (63) (45)

6. Amortization of Intangible Asset 14 9 2 5 12

7. Amortization of Debt Issuance Cost 1 0 1 1 0

EBITDA (1+2+3+4+5+6+7) 1,561 1,778 509 (217) 1,052

Source: Unaudited, Company financials

EBITDA Reconciliation (Continued)

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes.

We believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies.

EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 10, 2008	By:	/s/ Dong Joo Kim
(Signature)
	Name:	Dong Joo Kim
	Title:	Vice President/ Finance & Risk Management Department